

Theodore K. Mitzlaff

Ted is an entrepreneur and partner in numerous businesses. Ted's businesses include Goodwood Brewing Co. LLC, Four Stone Holdings LLC, Reliance Automation LLC, and several commercial real estate partnerships.

After receiving degrees in business and chemistry from the University of Richmond, Ted returned to Louisville to take over his family's specialty chemical business, J&M Laboratories. The business was sold in 2007. Ted received patents on a wastewater optimization system and launched Reliance Automation 1n 2008.

In 2005 Ted co-founded FTC LLC, which purchased the BBC Brewing Co. In February 2013, Ted was voted by the FTC Board of Directors to become Chairman/CEO. In June of 2015, the company was rebranded as Goodwood Brewing Co. LLC. Presently, Goodwood products are distributed in 14 states, and have brewpubs in Louisville & Frankfort, KY.

Ted was the co-founder of Four Stone Holdings, LLC. Four Stone was created by rolling up four distressed commercial companies in 2009 and 2010. Four Stone produces architectural mill and casework for both commercial and residential customers nationwide, as well as distributing doors and windows.

Ted has served on the Boards of Kentucky Country Day School, KY Derby Museum and the University of Richmond Alumni Board. He is past Chair of the Bluegrass Chapter of the Young Presidents Organization (YPO), and currently serves on the Legislative Committee for the KY Guild of Brewers.

RYAN **THIEL**

1814 Deerwood Ave Lou KY 40205 · 502 472-5551

ryanpthiel@yahoo.com

EXPERIENCE

2014 – PRESENT
VICE PRESIDENT, GOODWOOD BREWING COMPANY
Started in the brew house learning the ropes: packaging, building orders, loading unloading trucks, forklift. Worked up to Controller and then eventually V.P.

2003 – 2014
ACCOUNT EXECUTIVE, NYPM, INC.
Strategic marketing/advertising plans for over $1M worth of national and local accounts.

PRIOR TO 2013
RESTAURANT/SERVICE INDUSTRY, VARIOUS ESTABLISHMENTS
Busser, Bartender, Server, Manager

EDUCATION

CLASS OF '93
EASTERN HIGH SCHOOL
Earned diploma and gained early acceptance to Miami University in Oxford OH. Member of the newspaper staff covering our various sports teams.

1993 - 1994
MIAMI UNIVERSITY, OH
Had way too much fun freshman year… back home after one year.

1994 - 1996
UNIVERSITY OF LOUISVILLE
Standard course load.

SKILLS

- Golf
- Drinking Beer
- Cheering for UofL & the Steelers
- Ping Pong Master

Peter R. McDermott

Mr. Peter R. McDermott serves as a Partner and Chief Investment Officer of KSL Capital Partners, an investment firm focused on travel and leisure businesses. He has been with KSL since 2003 and served in various capacities since then. Mr. McDermott holds an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar and a B.A. in Economics, magna cum laude and Phi Beta Kappa, from Harvard College.

Amber Houchin

8801 Terry Road Louisville, KY 40258♦ 502-937-2472

amberhouchin@gmail.com

Objective: To obtain employment in a corporation where I can utilize my skills to achieve company goals and objectives. As well as, contributing leadership and outstanding team oriented work ethics.

Highlight of Qualifications

- Excellent time management and organizational skills.
- Ability to complete multiple tasks in a fast paced environment with minimal supervision.
- Advanced knowledge in computer programs such as:
  MS Office ♦ QuickBooks Pro ♦ Kronos ♦ UltiPro ♦ Financial Edge
- Ability to type 50+ wpm.
- Strong skills in Payroll, General Ledger, A/P, and A/R and Financial Analysis.

Relevant Experience

ADMINISTRATIVE/MANAGEMENT

- Processes Bi-weekly payroll for 200+ Exempt and Non-Exempt employees.
- Compiles payroll data, prepares computer input forms, and processes through HR information system.
- Records changes affecting net wages such as exemptions and insurance coverage for each employee to update master payroll records.
- Ensures timely and accurate month-end, quarter-end, and year-end closing of AP/AR and payroll.
- Payroll, Accounting, AR/AP, Bank Reconciliation, and Daily, Monthly, Annual closings. Generates forms 1096 & 1099.
- Supervised up to 15 employees.

CUSTOMER SERVICE

- Oversees the development and maintenance for vendor contracts and relationships.
- Responds to vendor inquiries: analyzes vendor accounts and maintain all vendor files.
- Responds to employee inquiries concerning payroll issues. Prepares and distributes paystubs and W-2s.
- Provides excellent customer service by ensuring that all vendor and employee inquiries are appropriately resolved on a timely basis.

Work History

2020 – Present	Goodwood Brewing	Controller	Louisville, KY
2018 – 2020	Adkins Export Packing	Full Charge Bookkeeper/HR	Louisville, KY
2017- 2017	Leconte View Motor Lodge	Desk Clerk	Gatlinburg, TN
2010 – 2017	Christian Care Communities	Payroll/AP/AR Supervisor	Louisville, KY
2009 - 2010	Assistant Manager	Circle K	Louisville, KY
2003 – 2007	Financial Planning Coord.	Spencerian College	Louisville, KY

Spencerian College 2002 -2003
Associate of Applied Science Degree in Business Management
4.0 GPA

Sullivan University 2012 - 2014
Bachelor of Science Degree in Business Management 3.8 GPA